# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Primech Holdings Ltd., CIK 0001891944
CUSIP: Y708VV108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 23 Ubi Crescent, Singapore, Singapore (U0), 408579
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052939

## Reporting persons
- Lin Yu-Fan: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 2,010,000; shared voting power 0; sole dispositive power 2,010,000; shared dispositive power 0; aggregate amount beneficially owned 2,010,000 (5.23% of the class)
- Emerald Prosperity Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,010,000; shared voting power 0; sole dispositive power 2,010,000; shared dispositive power 0; aggregate amount beneficially owned 2,010,000 (5.23% of the class)

## Item 1. Issuer
Name of issuer: Primech Holdings Ltd.
Address of issuer's principal executive offices: 23 Ubi Crescent, Singapore 408579

## Item 2. Person Filing
Name of person filing:
Lin Yu-Fan ("Mr. Lin")
Emerald Prosperity Holdings Ltd. ("Emerald Prosperity"). Mr. Lin is the sole shareholder and director of Emerald Prosperity.
Address of principal business office or, if none, residence:
Mr. Lin: 2F., No. 19, Alley 4, Lane 115, Section 3 Bade Road, Sonshan District, Taipei, Taiwan
Emerald Prosperity: Asia Leading Chambers, Road Town, Tortola VG1110, British Virgin Islands
Citizenship:
Mr. Lin: Taiwan
Emerald Prosperity: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,010,000 Ordinary Shares, which are held by Emerald Prosperity. Mr. Lin, as its sole shareholder and director, exercises voting and investment power over and is the beneficial owner of these shares.
Percent of class: 5.23%
Sole power to vote or to direct the vote:
Mr. Lin: 2,010,000
Emerald Prosperity: 2,010,000
Shared power to vote or to direct the vote:
Mr. Lin: 0
Emerald Prosperity: 0
Sole power to dispose or to direct the disposition:
Mr. Lin: 2,010,000
Emerald Prosperity: 2,010,000
Shared power to dispose or to direct the disposition:
Mr. Lin: 0
Emerald Prosperity: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated August 12, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule 13G filed by the Reporting Persons on August 12, 2025).

## Signatures
- Lin Yu-Fan: /s/ Lin Yu-Fan, Lin Yu-Fan (10/02/2025)
- Emerald Prosperity Holdings Ltd.: /s/ Lin Yu-Fan, Lin Yu-Fan/Director of Emerald Prosperity Holdings Ltd. (10/02/2025)